sirit Inc.

03032790

October 3, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-15 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

#2450 – 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 WEBSITE: www.sirit.com

Reg. No. 82-3200

FOR IMMEDIATE RELEASE:
October 3, 2003

HHP
Upgrade your image.

RFID by sirit

SIRIT Inc. News Release #03-15

FOR MORE INFORMATION:

Pat Curry, HHP
Advertising / PR Mgr.
Tel: (315) 685-4318
Fax: (315) 685-0049
curryp@hhp.com

Fred Veinot, SIRIT Technologies, Inc...
Vice President
Tel: (905) 949-4404 x225
Fax: (905) 949-6320
fveinot@sirit.com

HHP and SIRIT Announce Strategic Alliance to add RFID Technology to Dolphin Mobile Computers

(SKANEATELES FALLS, NY – TORONTO, ON) October 3, 2003. HHP, Inc. the world leader in imaged-based bar code data collection & mobile computing systems and SIRIT Technologies Inc., a wholly-owned subsidiary of SIRIT Inc. (TSX: SI), a leading provider of RFID technology, announce a strategic technology alliance today. The two companies are working together to integrate SIRIT's innovative "dual mode" RFID engine technology into HHP's industry leading Dolphin mobile computer product lines.

SIRIT has combined their OEM 176/177 (low frequency) and OEM 186/187 (high frequency) dual mode engines with HHP's Dolphin mobile computers, delivering a single unit capable of reading industry standard bar code symbologies and most leading 134.2 / 125 KHz and 13.56 MHz transponders. The two companies are also collaborating on developing a "dual mode" imager and ultra high frequency (UHF) RFID engine delivering HHP's Adaptus™ Imaging Technology for bar code reading and UHF tag reading capabilities. HHP and SIRIT are working with several systems integrators and end-users in the retail and transportation segments on pilot RFID mobile computing projects. Initial product shipments are scheduled for Q4 of this year.

The collaboration in the UHF segment of the market is particularly significant as this is the frequency upon which Electronic Product Code™ (ePC) technology will be based. Through the efforts of the MIT AutoID Centre, UCC/EAN and ePC Global a standard for ePC is emerging based on UHF technology, which will facilitate compliance with the recent announcements from Wal-Mart and other major retailers and Consumer Product Goods (CPG) companies relative to the use of RFID within the supply chain.

-more-

"We're excited about this important new alliance with HHP," said John Freund, Vice President, Sales with SIRIT. HHP is a leader in mobile computing solutions, particularly within the retail logistics and transportation sectors where we are seeing solid demand for RFID solutions. HHP's industry leading Adaptus Imaging Technology and broad mobile computing product line is a perfect compliment to SIRIT's core competence in producing small form factor, dual mode bar code reading and RFID engines."

"This strategic alliance represents a major opportunity for both HHP and SIRIT," stated Don Flynn, HHP Vice President, Business Development. "Our retail and transportation customers are asking us for mobile computing solutions using a blend of bar code and RFID input technologies and we believe SIRIT is an ideal Partner for bringing innovative dual mode RFID and bar code reading capabilities to HHP's product lines. SIRIT has completed the integration of low frequency and high frequency dual mode engines into the HHP Dolphin mobile computers and we are working with them on the next generation of UHF dual mode engines. SIRIT has a demonstrated ability to supply high quality RFID engines in quantities sufficient to meet the growing demand for RFID solutions."

About HHP

With headquarters in Skaneateles Falls, NY, HHP is a worldwide leading manufacturer of image-based data collection systems for mobile, wireless, and transaction processing solutions. HHP is dedicated to delivering innovative imaging solutions, reliability and durability to its customers and partners through more than 30 sales offices and hundreds of resellers. HHP is a privately held company and is represented in every major market and geographic region of the world. To find out how HHP can help you at the point-of-sale, on the sales floor, in the warehouse or on the delivery truck, call us at 1-800-582-4263. Or visit us at www.hhp.com.

About SIRIT Inc.

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

SIRIT is a public company listed on the Toronto Stock Exchange under the symbol "SI".

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

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